SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2003

TM GROUP HOLDINGS PLC

(Registrant’s name)

TM HOUSE, ASHWELLS ROAD, BRENTWOOD, ESSEX CM15 9ST, ENGLAND

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TM GROUP HOLDINGS PLC

Date	April 23, 2003	By:	/s/ Russell Cox
Russell Cox
Finance Director

Exhibit Index

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
	Press Announcement re: Results (Unaudited) of the First Quarter ended March 1, 2003 dated April 23, 2003	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC

RESULTS (UNAUDITED) OF THE FIRST QUARTER

ENDED 1 MARCH 2003

TM Group Holdings PLC today announced results for the first quarter ended 1 March 2003.

Financial highlights (UK GAAP):

	13 weeks ended
	01.03.03	23.02.02
	£ millions
Continuing business
Turnover	169.7	170.1
PBIT	5.4	4.8
EBITDA	8.0	7.3

Turnover at £169.7m was marginally lower than last year. Same store sales before lottery were slightly positive for the quarter as a whole.

Trading over the Christmas period was reasonable with good performance from convenience products but lower sales of cards, books and entertainment products.

PBIT at £5.4m was £0.6m higher than last year with higher profits on asset disposals.

EBITDA at £8.0m was £0.7m ahead of last year.

TM Retail

Turnover at £169.7m for the 13 weeks to 1 March 2003 was in line with the same quarter last year. Same store sales performance before lottery during the quarter in C-stores was strong at 2.1%. Overall, same store sales excluding lottery were just ahead of last year at 0.2% overall.

Operating profit for the quarter before group central overheads and profit on asset disposals was £0.2m lower than prior year at £4.9m. PBIT before group overheads at £6.1m was £0.6m higher than last year.

The sales performance was mixed, with minerals and phone top-up continuing to grow. Greetings cards were disappointing over Christmas but recovered for Valentines Day. Of the other main products, lower tobacco sales were notable with the trends in this category continuing from the second half of quarter four 2002, influenced by the growth of non UK duty paid volumes.

Trading margins were ahead of last year reflecting the continued development of stronger margins generally and tobacco in particular. Total branch operating profit overall was very similar to the same quarter last year, a significant improvement over quarter four 2002 despite the lower sales growth. Convenience store profitability at the branch contribution level improved with small declines in each of Variety and Newsagent segments.

The weighted average store base was 1% lower than last year in the quarter.

The number of trading stores at the end of the quarter was 1,210 after 3 net closures. Of the closing base, 319 were classified Convenience stores, 129 Variety stores and 762 Newsagents.

Other

Central overheads for the quarter were in line with prior year.

Net interest payable at £4.3m was £0.6m lower than last year, reflecting the debt redemptions in the second half of 2002.

An overall exchange charge arose in the quarter, comprising a credit on retranslation of the Senior Notes and a connected change in the value of the currency hedges.

Cash flow

Cash outflow from operating activities was £10.1m during the quarter. This was similar in shape to the same quarter last year, reflecting in part the reversal of strong seasonal cash flows in the previous quarter.

Net CAPEX for the quarter was very modest.

At the quarter end, cash balances stood at £11.9m, with no drawings under the working capital facilities.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

	13 weeks ended
	01.03.03	23.02.02
	(£ thousands)
Sales
TM Retail	169,736	170,081

Operating costs
TM Retail	(164,810)	(164,990)
Central	(668)	(665)

	(165,478)	(165,655)

Operating profit:
TM Retail	4,926	5,091
Central	(668)	(665)

	4,258	4,426

Profit/(loss) on asset disposals:
TM Retail	1,132	346
Central	—	(18)

	1,132	328

Profit before interest and taxation:
TM Retail	6,058	5,437
Central	(668)	(683)

	5,390	4,754

Net interest payable	(4,283)	(4,916)
Exchange movement on re-translation of Senior Notes and Currency Hedge	(317)	252

Net interest payable and similar charges	(4,600)	(4,664)

Profit before taxation	790	90
Taxation	(439)	(27)

Profit for the period	351	63

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET

(unaudited)

	01.03.03	30.11.02
	(£ thousands)
Fixed assets
Tangible fixed assets	49,934	50,826
Intangible fixed assets	6,745	6,718

	56,679	57,544

Current assets
Inventories	31,991	34,378
Debtors	21,517	22,389
Other current assets	1,118	2,780
Cash at bank and in hand	11,875	21,410

	66,501	80,957

Creditors: amounts falling due within one year
Trade creditors	(48,992)	(67,216)
Other liabilities	(16,969)	(12,972)

	(65,961)	(80,188)

Net current liabilities	540	769

Total assets less current liabilities	57,219	58,313

Creditors: amounts falling due after more than one year
Senior and senior subordinated notes	(143,239)	(144,470)
Other	(751)	(767)

	(143,990)	(145,237)

Provisions for liabilities and charges	(2,513)	(2,711)

Net liabilities	(89,284)	(89,635)

Capital and reserves
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(50,131)	(50,482)
Other reserve	(59,892)	(59,892)

	(89,284)	(89,635)

The dollar liability under the Senior Notes has been translated at $1.5741, being a representative US dollar/UK sterling exchange rate on 1 March 2003.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED CASH FLOW STATEMENTS

(unaudited)

	13 weeks ended
	01.03.03	23.02.02
Net cash outflow from operating activities	(10,116)	(9,508)

Returns on investments and servicing of finance
Net interest (paid)/received	(23)	826

Tax refunded	—	43

Capital expenditure and financial investment
Purchase of tangible fixed assets	(2,307)	(3,602)
Sale of tangible fixed assets	1,975	842

	(332)	(2,760)

Acquisitions and disposals
Purchase of businesses	(314)	(143)
Sale of business – deferred consideration	1,250	2,458

	936	2,315

Management of liquid resources
Decrease in short-term deposits	5,618	7,945

Net cash outflow before financing	(3,917)	(1,139)

Financing
Repayment of long-term loans	—	(287)
Repayment of capital element of finance leases	—	(3)

	—	(290)

Decrease in cash (excluding short term deposits)	(3,917)	(1,429)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

Operating profit	4,258	4,426
Depreciation and amortisation charges	2,597	2,587
Movement in provisions	(198)	(301)
Decrease in inventories	2,433	1,629
Increase in debtors	(873)	(1,611)
Decrease in creditors	(18,333)	(16,238)

Net cash outflow from operating activities	(10,116)	(9,508)

Contact:	Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com